FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of November, 2004

       (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X     Form 40-F
                                   -----             -----
 (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
                                 Yes        No   X
                                     ----      -----

  (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):
                               82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC


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This Form 6-K consists of:

A notice of extraordinary general meeting of Huaneng Power International, Inc. (the "registrant") in English made on November 3, 2004 by the registrant.



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                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                              By /s/ Huang Long
                                 --------------




                               Name: Huang Long

                           Title: Company Secretary



Date:     November 3, 2004

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                               [GRAPHIC OMITTED]
        (A Sino-foreign joint stock limited company incorporated in the
                         People's Republic of China)
                               (Stock Code: 902)

                    NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an extraordinary general meeting of Huaneng Power International, Inc. (the "Company") will be held at 9 a.m. on 17th December, 2004 (Friday) at Beijing International Convention Centre at No. 8 Beichen East Road, Chaoyang District, Beijing, The People's Republic of China, for the purpose of considering and, if thought fit, passing the following ordinary resolutions:

                             Ordinary resolutions:

1.1 To approve the acquisition of 60% equity interest in Sichuan Huaneng Hydro Power Development Limited Liability Company by the Company from China Huaneng Group and the transfer agreement thereof.

1.2 To approve the acquisition of 65% equity interest in Gansu Huaneng Pingliang Power Generation Limited Liability Company by the Company from China Huaneng Group and the transfer agreement thereof.

2.1 To approve the guarantee arrangement and the relevant agreements between Gansu Huaneng Pingliang Power Generation Limited Liability Company, Sichuan Huaneng Hydro Power Development Limited Liability Company and the subsidiaries thereof and China Huaneng Group. (Note 1)

2.2 To approve to continue to implement the asset swap arrangement between Sichuan Huaneng Hydro Power Development Limited Liability Company and Sichuan Huaneng Industrial Company. (Note 2)

2.3 To approve the loan and deposit arrangement between Gansu Huaneng Pingliang Power Generation Limited Liability Company, Sichuan Huaneng Hydro Power Development Limited Liability Company and the subsidiaries and China Huaneng Finance Limited Liability Company. (Note 3)

                                                          By Order of the Board
                                                                Huang Long
                                                             Company Secretary

3rd November, 2004

Registered address of the Company:
West Wing, Building C,
Tianyin Mansion,
2C Fuxingmennan Street,
Xicheng District,
Beijing 100031,
The People's Republic of China


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Notes:

1. (Terms used hereinafter shall have the same meaning as stated in the circular of the Company dated 3rd November 2004)

      (1) Pursuant to the Guarantee Contract signed between Gansu Provincial Power Company, Pingliang Power Plant and State Development Bank on 18th July 1998, Gansu Provincial Power Company provided guarantee for the RMB1,418,000,000 loan borrowed by Pingliang Power Plant from State Development Bank. Pursuant to the Guarantee Contract signed between Gansu Provincial Power Company and Bank of China and Bank of China Gansu Branch on 30th December 2001, Gansu Provincial Power Company provided guarantee for 65% of the RMB2,075,000,000 loan (i.e. RMB1,348,750,000) borrowed by
            Pingliang Power Plant from Bank of China and Bank of China Gansu Branch.

            According to the spirits of the Approval Document in relation to the Proposal on the Restructuring and Allocation of the Power Generating Assets of State Power Corporation issued by the original State Development and Planning Commission and other related documents, the 65% interest in the registered capital of Pingliang Power Plant held by Gansu Provincial Power Company shall be transferred to Huaneng Group. Huaneng Group and Gansu Provincial Power Company signed the Agreement on the Transfer and Handover of the Power Generating Projects under the Power System Reforms in December 2003 pursuant to which the guarantees provided by Gansu Provincial Power Company for Pingliang Power Plant's commercial bank loans shall all be changed to guarantees provided by Huaneng Group. As at 30th June 2004, the balance of the two guarantee transactions referred to above totalled RMB1,715,625,000.

      (2) Pursuant to the State Development Bank Loan Guarantee Contract signed between Huaneng Group and State Development Bank, Huaneng Group provided guarantee for the loan borrowed by the original China Huaneng Group Company Sichuan Branch (now Sichuan Hydro Power) from State Development Bank. As at 31st July 2004, the balance of the above guarantee transaction was RMB561,830,000.

      (3) Pursuant to the China Construction Bank (Loan) Guarantee Contract signed between Huaneng Group and China Construction Bank Sichuan Branch Jincheng Sub-branch on 13th August 1998, Huaneng Group provided guarantee for the RMB184,000,000 loan borrowed by the Baoxinghe Company from China Construction Bank Sichuan Branch Jincheng Sub-branch. As at 31 July 2004, the balance of the above guarantee transaction was RMB595,830,000.

            Pursuant to the Maximum Amount Guarantee Contract signed between Huaneng Group and China Construction Bank Chengdu City Jincheng Sub-branch and China Construction Bank Yaan Sub-branch on 18th December 2002, Huaneng Group provided maximum amount guarantee for the loan borrowed by Baoxinghe Company from China Construction Bank Chengdu City Jincheng Sub-Branch during the period from 1st January 2003 to 31st December 2010 with a maximum amount of RMB1,085,000,000; Huaneng Group provided maximum amount guarantee for the loan borrowed by Baoxinghe Company from China Construction Bank Ya'an Sub-branch during the period from 1st January 2003 to 31st December 2010 with a maximum amount of RMB500,000,000. As at 31st July 2004, the balance of the above guarantee transactions was RMB470,000,000.

      (4) Pursuant to the Maximum Amount Guarantee Contract signed between Huaneng Group and the sub-branch directly under China Construction Bank Sichuan Branch on 28th May 2002, Huaneng Group provided maximum amount guarantee for the loan borrowed by Taipingyi Company from the sub-branch directly under China Construction Bank Sichuan Branch during the period from 28th May 2002 to 27th May 2012 with a maximum amount of RMB260,000,000. As at 31st July 2004, the balance of the above guarantee transaction was RMB250,000,000.

                                      2
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      (5)   Pursuant to the Maximum Amount Guarantee Contract signed between
            Huaneng Group and Agricultural Bank of China Pingwu County Sub-branch on 9th April 2002, Huaneng Group provided maximum amount guarantee for the loan borrowed by Fujiang Company from Agricultural Bank of China Pingwu County Sub-branch during the period from 10th April 2002 to 31st December 2004 with a maximum amount of RMB481,440,000. Pursuant to the Maximum Amount Guarantee Contract signed between Huaneng Group and Agricultural Bank of China Pingwu County Sub-branch, Huaneng Group provided maximum amount guarantee for the loan borrowed by Fujiang Company from Agricultural Bank of China Pingwu County Sub-branch during the period from 1st January 2004 to 31st December 2007 with a maximum amount of RMB1,351,100,000. As at 31st July 2004, the balance of the above guarantee transactions was RMB531,440,000.

      (6) Pursuant to the Guarantee Contract signed between Huaneng Group and China Construction Bank Chengdu City Xinhua Sub-branch, Huaneng Group provided guarantee for the RMB304,000,000 loan borrowed by Kangding Company from China Construction Bank Chengdu City Xinhua Sub-branch. As at 31st July 2004, the balance of the above guarantee transaction was RMB232,000,000.

            Pursuant to the Guarantee Contract signed between Huaneng Group and China Construction Bank Chengdu City Xinhua Sub-branch, Huaneng Group provided guarantee for the RMB322,850,000 loan borrowed by Kangding Company from China Construction Bank Chengdu City Xinhua Sub-branch. As at 31st July 2004, the balance of the above guarantee transactions was RMB258,000,000.

            Pursuant to the Guarantee Contract signed between Huaneng Group and China Construction Bank Ganzi Zang Autonomous Prefecture Branch on 9th December 2003, Huaneng Group provided guarantee for the RMB130,000,000 loan borrowed by Kangding Company from China Construction Bank Ganzi Zang Autonomous Prefecture Branch. As at 31st July 2004, the balance of the above guarantee transaction was RMB130,000,000.

      (7) Pursuant to the Guarantee Contract signed between Huaneng Group and Agricultural Bank of China Santai County Sub-branch on 14th June 2002, Huaneng Group provided guarantee for the RMB130,000,000 loan borrowed by Mingtai Company from Agricultural Bank of China Santai County Sub-branch. As at 31st July 2004, the balance of the above guarantee transaction was RMB130,000,000.

      (8) Pursuant to the Guarantee Contract signed between Huaneng Group and the Business Division of China Construction Bank Nanchong Branch on 12th December 2001, Huaneng Group provided guarantee for the RMB30,000,000 loan borrowed by Jialingjiang Company from the Business Division of China Construction Bank Nanchong Branch. As at 31st July 2004, the balance of the above guarantee transaction was RMB30,000,000.

            Pursuant to the Maximum Amount Guarantee Contract signed between Huaneng Group and the Business Division of China Construction Bank Nanchong Branch on 28 January 2002, Huaneng Group provided maximum amount guarantee for the loan borrowed by Jialingjiang Company from the Business Division of China Construction Bank Nanchong Branch during the period from 1st January 2002 to 31st December 2005 with a maximum amount of RMB589,500,000. As at 31st July 2004, the balance of the above guarantee transaction was RMB450,000,000.

                                      3

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2.    (Terms used hereinafter shall have the same meaning as stated in the circular of the Company dated 3rd November 2004)

      According to the decision of Huaneng Group to reorganise the original China Huaneng Group Company Sichuan Branch into a limited liability company (that is Sichuan Hydro Power), certain office building assets owned by Sichuan Huaneng Industrial Company shall be transferred to Sichuan Hydro Power with compensation and certain office buildings and dormitory assets owned by the original China Huaneng Group Company Sichuan Branch shall be transferred to Sichuan Huaneng Industrial Company with compensation, the difference of the mutually transferred assets (approximately RMB61,090,000) shall be indemnified by Sichuan Hydro Power to Sichuan Huaneng Industrial Company. As at the date of signing the Sichuan Hydro Power Transfer Agreement, the building ownership certificates of the properties involved in the above asset transfers are being processed, and the payment for the above asset difference has yet to be fully completed (as at 31st July 2004, the balance payable by Sichuan Hydro Power to Sichuan Huaneng Industrial Company was approximately RMB21,120,000).

3. (Terms used hereinafter shall have the same meaning as stated in the circular of the Company dated 3rd November 2004)

      (1) Pursuant to the Renminbi Loan Contract signed between Mingtai Company and Huaneng Finance Company on 30th September 2003, Mingtai Company borrowed a RMB20,000,000 loan from Huaneng Finance Company and the loan period shall be from 30th September 2003 to 30th September 2004 and the loan interest rate shall be 3.9825% per month. The above loan interest rate does not exceed the loan interest rate stipulated by People's Bank of China on the date of signing the above contract. As at 31st July 2004, the balance of the above loan was RMB20,000,000.

            Pursuant to the Renminbi Loan Contract signed between Mingtai Company and Huaneng Finance Company on 15th December 2003, Mingtai Company borrowed a RMB10,000,000 loan from Huaneng Financial Company and the loan period shall be from 15th December 2003 to 15th December 2006 and the loan interest rate shall be 4.1175% per month. The above loan interest rate does not exceed the loan interest rate stipulated by People's Bank of China on the date of signing the above contract. As at 31st July 2004, the balance of the above loan was RMB10,000,000.

      (2) Pursuant to the Renminbi Loan Contract signed between Dongxiguan Company and Huaneng Finance Company on 22nd December 2003, Dongxiguan Company borrowed a RMB30,000,000 loan from Huaneng Finance Company and the loan period shall be from 22nd December 2003 to 22nd December 2006 and the loan interest rate shall be 4.1175% per month. The above loan interest rate does not exceed the loan interest rate stipulated by People's Bank of China on the date of signing the above contract. As at 31st July 2004, the balance of the above loan was RMB25,000,000.

            Pursuant to the Renminbi Loan Contract signed between Dongxiguan Company and Huaneng Finance Company on 12th January 2004, Dongxiguan Company borrowed a RMB20,000,000 loan from Huaneng Financial Company and the loan period shall be from 12th January 2004 to 12th January 2007 and the loan interest rate shall be 4.1175% per month. The above loan interest rate does not exceed the loan interest rate stipulated by People's Bank of China on the date of signing the above contract. As at 31st July 2004, the balance of the above loan was RMB20,000,000.

      (3) As at 30th June 2004, the deposit balance of Pingliang Power Plant with Huaneng Finance Company was RMB165,625,542. The above deposit interest rate is not lower than the bank deposit interest rate for the same period.

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      (4)   As at 31st July 2004, the deposit balance of Sichuan Hydroelectric
            Power with Huaneng Finance Company was RMB376,161. The above deposit interest rate is not lower than the bank deposit interest rate for the same period.

      (5) As at 31st July 2004, the deposit balance of Baoxinghe Company with Huaneng Finance Company was RMB44,347,766. The above deposit interest rate is not lower than the bank deposit interest rate for the same period.

      (6) As at 31st July 2004, the deposit balance of Taipingyi Company with Huaneng Finance Company was RMB160,217,532. The above deposit interest rate is not lower than the bank deposit interest rate for the same period.

      (7) As at 31st July 2004, the deposit balance of Dongxiguan Company with Huaneng Finance Company was RMB10,494,449. The above deposit interest rate is not lower than the bank deposit interest rate for the same period.

4.    Eligibility for attending the Extraordinary General Meeting

      Holders of the Company's foreign Shares whose names appear on the HK$ Dividend foreign Shares Register and/or the US$ Dividend foreign Shares Register maintained by Hong Kong Registrars Limited and holders of domestic shares whose names appear on the domestic shares register maintained by the Company at the close of business on 17th November, 2004 are eligible to attend the Extraordinary General Meeting.

5. Proxy

      (i) A member eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on behalf of him. A proxy needs not be a shareholder.

      (ii) A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

      (iii) To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to the Company and, in the case of holders of foreign Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Extraordinary General Meeting.

      (iv) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

6. Registration procedures for attending the Extraordinary General Meeting

      (i) A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

      (ii) Holders of foreign Shares and domestic shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to the Company on or before 27th November, 2004.

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      (iii) Shareholders may send the above reply slip to the Company in person, by post or by fax (Attn: The Secretary office of the Board).

7.    Closure of Register of Members

      The register of members of the Company will be closed from 17th November, 2004 to 17th December, 2004 (both days inclusive).

8.    Other Businesses

      (i) The Extraordinary General Meeting will not last for more than half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

      (ii) The address of the share registrar for Foreign Shares of the Company, Hong Kong Registrars Limited is at:

            1901-5
            19/F., Hopewell Centre
            183 Queen's Road East,
            Hong Kong

      (iii) The registered address of the Company is at:

            West Wing, Building C,
            Tianyin Mansion,
            2C Fuxingmennan Street,
            Xicheng District,
            Beijing 100031,
            The People's Republic of China

            Telephone    No.:   (+86)-10-66491999
            Facsimile    No.:   (+86)-10-66491860

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng (Non-executive director)                     Gao Zongze (Independent director)
Wang Xiaosong (Non-executive director)                   Zheng Jianchao (Independent director)
Huang Yongda (Executive director)                        Qian Zhongwei (Independent director)
Ye Daji (Non-executive director)                         Xia Donglin (Independent director)
Huang Jinkai (Non-executive director)                    Liu Jipeng (Independent director)
Liu Jinlong (Non-executive director)
Shan Qunying (Non-executive director)
Yang Shengming (Non-executive director)
Xu Zujian (Non-executive director)
Liu Shuyuan (Non-executive director)

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